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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950240200
             -------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.L.C. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.L.C. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI , Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated May 14, 1997, as amended by Amendment No. 2 thereto dated May 14, 1998, as amended by Amendment No. 3 thereto dated June 7, 1999, as amended by Amendment No. 4 thereto dated April 4, 2000, as amended by Amendment No. 5 thereto dated August 10, 2000, as amended by Amendment No. 6 dated September 28, 2000, as amended by Amendment No. 7 dated October 23, 2000, and as further amended by Amendment No. 8 dated October 26, 2000 (as so amended, the "Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.


Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs prior to the last paragraph thereof:

                  On December 21, 2000, WHWEL, Holdings and WWG Realty, entered into the First Amendment (the "Amendment") to the Limited Liability Company Operating Agreement of Wellsford/Whitehall Group (as so amended, the "Amended Operating Agreement") and other agreements relating to the transactions contemplated by the Memorandum of Understanding, dated as of October 23, 2000, previously described in this Schedule 13D. Pursuant to the terms of the Amendment and the transactions contemplated thereby, which will become effective as of January 1, 2001, among other things, a newly formed company ("New Manager"), owned primarily by WHWEL, Holdings and WWG Realty, will become the new managing member of Wellsford/Whitehall Group, and New Manager will assume all of the day-to-day management rights and duties of WCPT. In connection with the transactions contemplated by the Amendment, the Company has agreed to acquire all Warrants held by the Reporting Persons and to terminate the Registrations Rights Agreement and the Letter Agreements.

                  The foregoing description of the Amendment and the transactions contemplated thereby is subject to, and qualified in its entirety by reference to the Amendment, which is filed as an Exhibit to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

                  On December 21, 2000, (i) Holdings and the Company entered into an agreement (the "Old Warrants Sale Agreement") pursuant to which all outstanding Old Warrants held by Holdings were acquired by the Company for a purchase price of $1 and (ii) Holdings and the Company entered into another agreement (the "New Warrants Sale Agreement") pursuant to which all outstanding New Warrants held by Holdings were acquired by the Company for a purchase price of $1. In addition, on December 21, 2000, (i) Holdings and the Company entered into an agreement (the "Registration Rights Terminating Agreement") terminating the Registration Rights Agreement; (ii) WHWEL and the Company entered into an agreement terminating the letter agreement previously filed as
         Exhibit 5 to this Schedule 13D; and (iii) WHWEL, Holdings, WWG, the

         Company and WCPT entered into an agreement terminating the letter agreement previously filed as Exhibit 6 to this Schedule 13D. The agreements described in clauses (ii) and (iii) of the preceding sentence are hereinafter referred to as the "Letter Agreement Termination Agreements". From and after December 21, 2000, no Reporting Person will have any further rights under the Warrants, the Registration Rights Agreement or the Letter Agreements.

                  The foregoing description of the Old Warrants Sale Agreement, the New Warrants Sale Agreement, the Registration Rights Termination Agreement and the Letter Agreement Termination Agreements and the transactions contemplated thereby is subject to, and qualified in its entirety by reference to such agreements each of which is filed as an Exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by filing the following exhibits with this statement:

         Ex-9 First Amendment to the Limited Liability Company Operating Agreement of Wellsford/Whitehall Group, L.L.C., dated as of December 21, 2000.

         Ex.-10 Warrant Sale Agreement between Wellsford Real Properties, Inc. and W/W Group Holdings, L.L.C., dated as of December 21, 2000.

         Ex.-11 Warrant Sale Agreement between Wellsford Real Properties, Inc. and W/W Group Holdings, L.L.C., dated as of December 21, 2000.

         Ex.-12 Agreement Terminating the Registration Rights Agreement between Wellsford Real Properties, Inc. and W/W Group Holdings, L.L.C., dated as of December 21, 2000.

         Ex.-13 Agreement Terminating the At-Market Letter Agreement between WHWEL Real Estate Limited Partnership and Wellsford Real Properties, Inc., dated as of December 21, 2000.

         Ex.-14 Agreement Terminating the Right of First Offer Letter Agreement among WHWEL Real Estate Limited Partnership, WXI/WWG Realty, L.L.C., W/W Group Holdings, L.L.C., Wellsford Commercial Properties Trust, and Wellsford Real Properties, Inc., dated as of December 21, 2000.

                                    SIGNATURE

                  Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2000                WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                        By:   WHATR Gen-Par, Inc.

                                              By:  /s/ Mark Baker
                                                   -----------------------------
                                                   Name:  Mark Baker
                                                   Title: Vice President


Dated: December 22, 2000                WHATR GEN-PAR, INC.

                                        By:   /s/ Mark Baker
                                              ----------------------------------
                                              Name:  Mark Baker
                                              Title: Vice President


Dated: December 22, 2000                WHITEHALL STREET REAL ESTATE LIMITED
                                           PARTNERSHIP VII

                                        By:   WH Advisors, L.L.C. VII

                                              By:  /s/ Mark Baker
                                                   -----------------------------
                                                   Name:  Mark Baker
                                                   Title: Vice President


Dated: December 22, 2000                WH ADVISORS, L.L.C. VII

                                        By:   /s/ Mark Baker
                                              ----------------------------------
                                              Name:  Mark Baker
                                              Title: Vice President

Dated: December 22, 2000                WHITEHALL STREET REAL ESTATE LIMITED
                                           PARTNERSHIP V

                                        By:   WH Advisors, L.L.C. V

                                              By:  /s/ Mark Baker
                                                   -----------------------------
                                                   Name:  Mark Baker
                                                   Title: Vice President


Dated: December 22, 2000                WH ADVISORS, L.L.C. V

                                        By:   /s/ Mark Baker
                                              ----------------------------------
                                              Name:  Mark Baker
                                              Title: Vice President



Dated: December 22, 2000                W/W GROUP HOLDINGS, L.L.C.

                                        By:   /s/ Mark Baker
                                              ----------------------------------
                                              Name:  Mark Baker
                                              Title: Vice President

Dated: December 22, 2000                WHITEHALL STREET REAL ESTATE LIMITED
                                           PARTNERSHIP XI

                                        By:   WH Advisors, L.L.C. XI

                                              By:  /s/ Mark Baker
                                                   -----------------------------
                                                   Name:  Mark Baker
                                                   Title: Vice President


Dated: December 22, 2000                WH ADVISORS, L.L.C., XI

                                        By:   /s/ Mark Baker
                                              ----------------------------------
                                              Name:  Mark Baker
                                              Title: Vice President


Dated: December 22, 2000                GOLDMAN, SACHS & CO.

                                        By:   /s/ Stuart Rothenberg
                                              ----------------------------------
                                              Name:  Stuart Rothenberg
                                              Title: Managing Director


Dated: December 22, 2000                THE GOLDMAN SACHS GROUP, INC.

                                        By:   /s/ Daniel Neidich
                                              ----------------------------------
                                              Name:  Daniel Neidich
                                              Title: Managing Director